UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            -------------------------

                                  SCHEDULE 13G

                            -------------------------

             INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. __)*

                               Intelligroup, Inc.
                               ------------------
                                (NAME OF ISSUER)

                     Common Stock, Par Value $.01 Per Share
                     --------------------------------------
                         (TITLE OF CLASS OF SECURITIES)

                                    45816A106
                                  ------------
                                 (CUSIP NUMBER)

                               November 18, 2003
                               -----------------
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

/ /  Rule 13d-1 (b)
/x/  Rule 13d-1 (c)
/ /  Rule 13d-1 (d)

-------------------------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

       The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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CUSIP NO. 45816A106                      13G                  Page 2 of 6 pages


1. NAME OF REPORTING PERSON, I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Beechrock Holdings Limited, No I.R.S. Identification Number

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*: (a)/ / (b) /x/

3.   SEC USE ONLY

4.   CITIZENSHIP OR PLACE OF ORGANIZATION: Republic of Mauritius

     NUMBER OF SHARES                       5.     SOLE VOTING POWER:
     BENEFICIALLY OWNED                            1,388,242 shares
     BY EACH REPORTING PERSON WITH
                                            6.     SHARED VOTING POWER:
                                                   0 shares

                                            7.     SOLE DISPOSITIVE POWER:
                                                   1,388,242 shares

                                            8.     SHARED DISPOSITIVE POWER:
                                                   0 shares


9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
     1,388,242 shares

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES:* / /

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9): 8.3%

12.  TYPE OF REPORTING PERSON*: OO








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CUSIP NO. 45816A106                      13G                  Page 3 of 6 pages


1. NAME OF REPORTING PERSON, I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Braydon Holdings Limited, No I.R.S. Identification Number

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*: (a) / /  (b) /x/

3.   SEC USE ONLY

4.   CITIZENSHIP OR PLACE OF ORGANIZATION: Republic of Mauritius

         NUMBER OF SHARES                   5.     SOLE VOTING POWER:
         BENEFICIALLY OWNED                        1,563,185 shares
         BY EACH REPORTING
         PERSON WITH                        6.     SHARED VOTING POWER:
                                                   0 shares

                                            7.     SOLE DISPOSITIVE POWER:
                                                   1,563,185 shares

                                            8.     SHARED DISPOSITIVE POWER:
                                                   0 shares

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
     1,563,185 shares

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES:* / /

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9): 9.3%

12.  TYPE OF REPORTING PERSON*: OO



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CUSIP NO. 45816A106                      13G                  Page 4 of 6 pages


         Schedule 13G of Beechrock Holdings Limited ("Beechrock") and Braydon Holdings Limited ("Braydon") with respect to the common stock, par value $.01 per share, of Intelligroup, Inc., a New Jersey corporation (the "Company").

ITEM 1(a) NAME OF ISSUER:
          Intelligroup, Inc.

ITEM 1(b) ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
          499 Thornall Street, Edison, New Jersey 08837

ITEM 2(a) NAME OF PERSON FILING:
          Beechrock Holdings Limited, a company organized under the laws of Mauritius ("Beechrock")

          Braydon Holdings Limited, a company organized under the laws of Mauritius ("Braydon")

ITEM 2(b) ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

          Beechrock Holdings Limited
          3rd Floor
          Cerne House
          La Chaussee, Port Luis
          Mauritius

          Braydon Holdings Limited
          3rd Floor
          Cerne House
          La Chaussee, Port Luis
          Mauritius

ITEM 2(c) CITIZENSHIP:
          Beechrock and Braydon are each companies organized under the laws of Mauritius.

ITEM 2(d) TITLE OF CLASS OF SECURITIES:
          Common Stock, par value $.01 per share (the "Common Stock")

ITEM 2(e) CUSIP NUMBER:
          45816A106


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CUSIP NO. 45816A106                      13G                  Page 5 of 6 pages


ITEM (3)  IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B), OR 13D-2(B) or
          (C), CHECK WHETHER THE PERSON FILING IS A:

          (a)   ( )  Broker or Dealer registered under Section 15 of the
                     Securities Exchange Act of 1934 (the "Act")
          (b)   ( )  Bank as defined in Section 3(a)(6) of the Act
          (c)   ( )  Insurance Company as defined in Section 3(a)(19) of the Act
          (d)   ( )  Investment Company registered under Section 8 of the
                     Investment Company Act of 1940
          (e)   ( )  An investment adviser in accordance with
                     Rule 13d-1(b)(1)(ii)(E);
          (f)   ( )  An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
          (g)   ( )  A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
          (h)   ( )  A savings association as defined in Section 3(b) of the
                     Federal Deposit Insurance Act;
          (i)   ( )  A church plan that is excluded from the  definition of an investment company under Section 3(c)(14) of the Investment Company Act;
          (j)   ( )  A Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

ITEM 4.   OWNERSHIP

          (a) Amount Beneficially Owned:
                2,951,427, of which 1,388,242 and 1,563,185 shares are
                beneficially owned by Beechrock and Braydon, respectively.

          (b) Percentage of Class:
                8.3% and 9.3%, respectively (based on the 16,721,325 Common Shares reported to be outstanding in the Issuer's Form 10-Q for the period ended September 30, 2003)

          (c) Number of shares as to which such person has:
             (i) sole power to vote or to direct the vote: 1,388,242 and 1,563,185, respectively
             (ii)  shared power to vote or to direct the vote: -0-
             (iii) sole power to dispose or to direct the disposition of :
                   1,388,242 and 1,563,185, respectively
             (iv)  shared power to dispose to direct the disposition of: -0-

ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS
                  Not applicable.


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CUSIP NO. 45816A106                      13G                  Page 6 of 6 pages


ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY. Not applicable.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP Not applicable.

ITEM 9.   NOTICE OF DISSOLUTION OF GROUP
          Not applicable.

ITEM 10.  CERTIFICATION.  (if filing pursuant to Rule 13d-1(c))

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 20, 2003


BEECHROCK HOLDINGS LIMITED                  BRAYDON HOLDINGS LIMITED

By:   /s/Meenaz Dhanani                     By:   /s/Meenaz Dhanani
    ------------------------------             --------------------------
    Meenaz Dhanani, Director                 Meenaz Dhanani, Director